AN OFFERING STATEMENT PURSUANT TO REGULATION A RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. INFORMATION CONTAINED IN THIS PRELIMINARY OFFERING CIRCULAR IS SUBJECT TO COMPLETION OR AMENDMENT. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED BEFORE THE OFFERING STATEMENT FILED WITH THE COMMISSION IS QUALIFIED. THIS PRELIMINARY OFFERING CIRCULAR SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR MAY THERE BE ANY SALES OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL BEFORE REGISTRATION OR QUALIFICATION UNDER THE LAWS OF SUCH STATE. THE COMPANY MAY ELECT TO SATISFY ITS OBLIGATION TO DELIVER A FINAL OFFERING CIRCULAR BY SENDING YOU A NOTICE WITHIN TWO BUSINESS DAYS AFTER THE COMPLETION OF THE COMPANY’S SALE TO YOU THAT CONTAINS THE URL WHERE THE FINAL OFFERING CIRCULAR OR THE OFFERING STATEMENT IN WHICH SUCH FINAL OFFERING CIRCULAR WAS FILED MAY BE OBTAINED.

PRELIMINARY OFFERING CIRCULAR DATED JUNE 6, 2024

ACME ATRONOMATIC, INC.

111 W. Jefferson St. Suite 200

Orlando, FL 32801

(407) 720-5275

https://myradar.com

UP TO 5,333,333 SHARES OF COMMON STOCK

PLUS UP TO 1,973,334 BONUS SHARES

The minimum investment in this offering is 133 shares of Common Stock, or $$498.75, plus the 3% transaction fee discussed below

The price per share of the Common Stock has been arbitrarily determined by the company.

Investors in this offering will grant an irrevocable voting proxy to the company’s President that will limit their ability to vote their shares of Common Stock purchased in this offering until the occurrence of certain events specified in the proxy, none of which may ever occur.

SEE “SECURITIES BEING OFFERED” AT PAGE 33

	Price to Public		Underwriting discount and commissions (1)	Proceeds to issuer (2)	Proceeds to other persons
Per share (3)	$3.75		$0.113	$3.638	-
Transaction fee per share (4)	$0.113		-	-	-
Per share plus transaction fee	$3.863		-	-	-
Total Maximum with transaction fee	$20,599,999	(5)	$600,000	$19,999,999	-

(1)	The company has engaged StartEngine Primary, LLC (“StartEngine Primary”) to act as of the placement agent for this offering and its affiliate StartEngine Crowdfunding, Inc. to perform administrative and technology-related functions in connection with this offering. The company will pay a cash commission of 3% to StartEngine Primary on sales of the Common Stock, and the company will issue Common Stock to StartEngine Primary in the amount of 2% of the Common Stock sold through StartEngine Primary (excluding Bonus Shares). The company will also pay a $20,000 advance fee for reasonable accountable out of pocket expenses actually anticipated to be incurred by StartEngine Primary. Any unused portion of this fee not actually incurred by StartEngine Primary will be returned to the company. FINRA fees will be paid by the company. This does not include processing fees paid directly to StartEngine Primary by investors. See “Plan of Distribution and Selling Securityholders” for details of compensation payable to third parties in connection with the offering.

(2)	The company expects that the amount of expenses of the offering that it will pay will be approximately $120,000, assuming the maximum offering amount is raised and not including commissions or state filing fees.

(3)	Does not include the effective discount that would result from the issuance of Bonus Shares. For details of the effective discount, see “Plan of Distribution and Selling Securityholders.”

(4)	Investors will be required to pay directly to StartEngine Primary a processing fee equal to 3% of the investment amount at the time of the investors’ subscription, up to $700 per investor, and to the extent any investor invests more than $20,000, we will pay the balance of such 3% fee. This fee will be refunded in the event we do not raise any funds in this offering. See “Plan of Distribution and Selling Securityholders” for additional discussion of this processing fee.

(5)	While the company will not receive any additional consideration for the Bonus Shares issued as part of this Offering, pursuant to Rule 251(a) the total value of the Offering as reflected in Part I of the Offering Statement of which this Offering Circular, is $28,000,002 composed of $20,599,999 is actual proceeds from investors, and the value of the Bonus Shares of $7,400,003.

Sales of these securities will commence on approximately [date].

This offering (the “Offering”) will terminate at the earlier of the date at which the maximum offering amount has been sold or the date at which the offering is earlier terminated by the company at its sole discretion. At least every 12 months after this offering has been qualified by the United States Securities and Exchange Commission (the “Commission”), the company will file a post-qualification amendment to include the company’s recent financial statements. The Offering covers an amount of securities that we reasonably expect to offer and sell within two years, although the offering statement of which this offering circular forms a part may be used for up to three years and 180 days under certain conditions.

The company has engaged Bryn Mawr Trust as agent to hold any funds that are tendered by investors. The offering is being conducted on a best-efforts basis without any minimum target. Provided that an investor purchases shares in the amount of the minimum investment, $498.75 (133 shares), there is no minimum number of shares that needs to be sold in order for funds to be released to the company and for this Offering to close, which may mean that the company does not receive sufficient funds to cover the cost of this Offering. The company may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be made available to the company. After the initial closing of this offering, we expect to hold closings on at least a monthly basis.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

GENERALLY NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

This offering is inherently risky. See “Risk Factors” on page 8.

The company is following the “Offering Circular” format of disclosure under Regulation A.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012. See “Summary -- Implications of Being an Emerging Growth Company.”

In this Offering Circular, the term “ACME AtronOmatric” or “the company” refers to ACME AtronOmatric, Inc..

Other than in the table on the cover page, dollar amounts have been rounded to the closest whole dollar.

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Implications of Being an Emerging Growth Company

We are not subject to the ongoing reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) because we are not registering our securities under the Exchange Act. Rather, we will be subject to the more limited reporting requirements under Regulation A, including the obligation to electronically file:

●	annual reports (including disclosure relating to our business operations for the preceding two fiscal years, or, if in existence for less than two years, since inception, related party transactions, beneficial ownership of the issuer’s securities, executive officers and directors and certain executive compensation information, management’s discussion and analysis (“MD&A”) of the issuer’s liquidity, capital resources, and results of operations, and two years of audited financial statements),

●	semiannual reports (including disclosure primarily relating to the issuer’s interim financial statements and MD&A) and

●	current reports for certain material events.

In addition, at any time after completing reporting for the fiscal year in which our offering statement was qualified, if the securities of each class to which this offering statement relates are held of record by fewer than 300 persons and offers or sales are not ongoing, we may immediately suspend our ongoing reporting obligations under Regulation A.

If and when we become subject to the ongoing reporting requirements of the Exchange Act, as an issuer with less than $1.07 billion in total annual gross revenues during our last fiscal year, we will qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and this status will be significant. An emerging growth company may take advantage of certain reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company we:

●	will not be required to obtain an auditor attestation on our internal controls over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	will not be required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives (commonly referred to as “compensation discussion and analysis”);

●	will not be required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” and “say-on-golden-parachute” votes);

●	will be exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A; and

●	will be eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under Section 107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended, or such earlier time that we no longer meet the definition of an emerging growth company. Note that this offering, while a public offering, is not a sale of common equity pursuant to a registration statement, since the offering is conducted pursuant to an exemption from the registration requirements. In this regard, the JOBS Act provides that we would cease to be an “emerging growth company” if we have more than $1.07 billion in annual revenues, have more than $700 million in market value of our common stock held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Certain of these reduced reporting requirements and exemptions are also available to us due to the fact that we may also qualify, once listed, as a “smaller reporting company” under the Commission’s rules. For instance, smaller reporting companies are not required to obtain an auditor attestation on their assessment of internal control over financial reporting; are not required to provide a compensation discussion and analysis; are not required to provide a pay-for-performance graph or CEO pay ratio disclosure; and may present only two years of audited financial statements and related MD&A disclosure.

SUMMARY

The following summary of certain information contained in this Offering Circular is not intended to be complete in itself. The summary does not provide all the information necessary for you to make an investment decision. You are encouraged to review the more detailed information in the remainder of the Offering Circular.

Company Overview

ACME AtronOmatic, Inc, is a software development company known for its innovative and user-friendly applications in the fields of weather, climate, and earth observational data. The company’s primary product, MyRadar, is a mobile application available for iOS, Android, Windows and Xbox, a cutting-edge data visualization and alerting platform that caters to a wide range of users, including outdoor enthusiasts, travelers, general consumers and business customers. The app acts as a distribution platform for all of the company's data and services and is the foundation for its expansion towards offering Software as a Service (SaaS) applications and space-based earth observational data to prosumers, small businesses and enterprise customers.

The company has recently completed launches and is preparing for additional launches of its own proprietary satellites into low earth orbit (LEO) in order to offer innovative and proprietary earth observational data to its users through the MyRadar platform. Our satellite platform, under development with NOAA, incorporates AI for tasks including scene classification, super-resolution imaging, and radiative transfer calculations for atmospheric composition correction. These technologies improve the precision and utility of the data collected by our satellites, facilitate miniaturization, and allow them to send alerts based on data processed onboard. We also utilize AI for image to text translation and implement language models to facilitate efficient communication between our orbital systems and ground stations.

Selected Risks Associated with the Business

Offering Terms

Securities Offered	Maximum of 5,333,333 shares of Common Stock sold for cash, plus up to 1,973,334 shares to be issued as Bonus Shares.

Minimum Investment	The minimum investment in this offering is $498.75, or 133 shares of Common Stock.

Securities outstanding before the Offering as of May 31, 2024:
Common Stock	25,099,014 shares

Securities outstanding after the Offering:
Common Stock	32,378,902 shares, assuming a fully subscribed offering and issuance of all Bonus Shares

Irrevocable Proxy	Investors in this offering will grant an irrevocable voting proxy to our President that will limit their ability to vote their shares until the occurrence of certain events specified in the proxy, none of which may ever occur.

Use of Proceeds	The proceeds of this offering will be used for product development, personnel, and general overhead.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company

The company has a limited operating history upon which you can evaluate its performance, and has generated limited profits. Accordingly, the company’s prospects must be considered in light of the risks that any new company encounters. ACME AtronOmatic was first organized under the laws of the State of Florida on August 18, 2009. On July 5, 2023, the company reincorporated in Delaware. The company has not yet generated sustained profits. The likelihood of its creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the growth of a business, operation in a competitive industry, and the continued development of its technology and products. The company anticipates that its operating expenses will increase for the near future, and there is no assurance that it will be able to have a corresponding increase in revenues. You should consider the business, operations and prospects in light of the risks, expenses and challenges faced as an emerging growth company.

The company anticipates incurring near term operating losses. It is anticipated that the company will incur near term operating losses resulting from efforts to expand and improve its MyRadar app through such actions as satellite launches. For instance, while the company reported net income of $44,026 in 2022, it incurred a net loss of $1.402,257 in 2023. The company’s ability to become sustainably profitable depends on success in generating customers for its app. There can be no assurance that this will occur. Unanticipated problems and expenses are often encountered in offering products desired by customers, which may impact whether the company is successful. Furthermore, the company may encounter substantial delays and unexpected expenses related to development, technological changes, marketing, regulatory requirements and changes to such requirements or other unforeseen difficulties. There can be no assurance that the company will ever become profitable. If the company sustains losses over an extended period of time, it may be unable to continue in business.

If the company fails to manage future growth effectively, the company’s business could be harmed. We are undertaking an expansion of our available service offerings to customers following the launch of our satellite constellation. We believe this will contribute to growth in the operations of the company. As we grow, the company faces challenges of integrating, developing, retaining, and motivating a growing employee base. In the event of continued growth of the company’s operations, its operational resources, including information technology systems, employee base, or internal procedures may not be adequate to support its operations and deployments. Managing growth may require significant expenditures and allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in the company’s organization as it grows, our business, financial condition, and results of operations could be harmed.

The company relies on third parties maintaining digital marketplaces to distribute the MyRadar app. The MyRadar app is distributed to end consumers through digital vendors such as the Apply App Store and Google Play. In order to have the app distributed through those vendors, the company is subject to their terms of use and payment structures for in app purchases and advertising. The company cannot be assured that those digital vendors will maintain their current payment structures. If those digital vendors alter their payment structures in the future, the company’s financial results could be negatively impacted.

The company’s business projections are only projections. There can be no assurance that the company will meet its projections. There can be no assurance that the company will be able to find sufficient demand for its product, that people think it’s a better option than a competing product, or that the company will able to provide the service at a level that allows it to make a profit and still attract business.

Future fundraising may affect the rights of investors. In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital-raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

The company faces significant market competition. The company competes with larger, established companies who currently have products on the market as well as greater market recognition. They may have much better financial means and marketing capacity than the company. They may succeed in developing and marketing competing products than those developed by the company. There can be no assurance that competitors will render the company’s product obsolete or that the products developed by the company will be preferred to any existing competitors. It should further be assumed that competition will intensify.

The company’s ability to grow depends on the successful production, launch, and operation of four satellites and related software and AI technology, which is subject to many uncertainties, some of which are beyond the company’s control. Our current primary research and development objectives focus on the development of our HORIS satellite-based earth observation platform. Design, manufacture and launch of satellite systems are highly complex and historically have been subject to delays and cost over-runs. If we do not complete development of these satellites in our anticipated timeframes or at all, our ability to grow our business will be adversely affected.

If the company’s satellites fail to operate as intended, it could have a material adverse effect on our business and ability to generate new customers. The manufacturing, testing, launching and operation of satellites involves complex processes and technology. The company’s satellites employ technologies and sensors that are exposed to severe environmental stresses that have and could affect the performance of a satellite. Hardware component problems could lead to deterioration in performance or loss of functionality of a satellite. We cannot provide assurances that our satellites will continue to operate successfully in low-earth orbit throughout their expected operational lives. Even if a satellite is operated properly, technical flaws in that satellite’s sensors or other technical deficiencies or anomalies could significantly hinder its performance, which could materially affect our ability to provide information demanded by our current and potential future customers.

Any valuation at this stage is difficult to assess. The valuation for this offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially early-stage companies, is difficult to assess and you may risk overpaying for your investment.

Developing new products and technologies entails significant risks and uncertainties. We are currently in the research and development stage for additional products. Delays or cost overruns in the development of our products may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

You are trusting that management will make the best decision for the company. The company is controlled by its founder, CEO, and sole director, Andy Green. You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the company to make good business decisions that grow your investment.

Management has discretion as to use of proceeds. The company’s success will be substantially dependent upon the discretion and judgment of its management team with respect to the application and allocation of the proceeds of this offering. The use of proceeds described in “Use of Proceeds” is an estimate based on the company’s current business plan. The company, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and it will have broad discretion in doing so.

The loss of one or more of our key personnel or our failure to attract and retain other highly qualified personnel in the future could harm our business. To be successful, the company requires capable people to run its day-to-day operations and expand its technological capabilities. As the company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the company’s performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The company relies on third parties to provide services essential to the success of its business. The company relies on third parties to provide a variety of essential business functions for it, including manufacture and launch of its satellites. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that the company will experience delays, defects, errors, or other problems with their work that will materially impact its operations and it may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers’ operations could materially and adversely affect the company’s business. As a result, your investment could be adversely impacted by the company’s reliance on third parties and their performance.

The company may not be able to protect its intellectual property. Trademark and copyright litigation have become extremely expensive. Even if the company believes that a competitor is infringing on one or more of its trademarks or copyrights, the company might choose not to file suit because it lacks the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because it believes that the cost of enforcing its trademarks outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce its trademarks could have adverse consequences for the company, including undermining the credibility of its intellectual property, reducing its ability to enter into sublicenses, and weakening the company’s attempts to prevent competitors from entering the market. As a result, if the company is unable to enforce its trademarks because of the cost of enforcement, your investment in the company could be significantly and adversely affected.

We have pending patent approvals that might be vulnerable. One of the company’s most valuable assets is its intellectual property. The company’s intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the company. The company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the company due to its unregistered intellectual property.

The company’s success will depend on its ability to secure additional patent protection for its core technologies and be able to enforce those patents. Some patent applications that are pending may not result in issued patents. If any patent application results in an issued patent, that patent may later be invalidated or held unenforceable as patent law changes. Further, the outsourcing of the manufacture of the company’s product may result in the unauthorized exposure of the intellectual property of the company.

The company’s trademarks, copyrights and other intellectual property could be unenforceable or ineffective. Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around the company’s intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass the company’s trademark and copyright protection without obtaining a sublicense, it is likely that the company’s value will be materially and adversely impacted. This could also impair the company’s ability to compete in the marketplace. Moreover, if the trademarks and copyrights are deemed unenforceable, the company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the company.

Risks Related to Securities in this Offering

There is no current market for any shares of the company’s stock. You should be prepared to hold this investment for several years or longer. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. Investors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their shares as collateral.

We are offering Bonus Shares, which is effectively a discount on our stock price, to some investors who purchase the Common Stock in this Offering. Certain investors who purchase Common Stock in this Offering are entitled to receive additional shares of Common Stock (the “Bonus Shares”) that effectively provide a discount on price based on the amount invested. The number of Bonus Shares will be determined by the amount of money they invest in this Offering, and by the status of the investor as a current stockholder, or having made an indication of interest prior to the commencement of this Offering, or as an investor eligible to receive the StartEngine Venture Club Bonus. These categories are cumulative and an investor will be eligible for any category for which they qualify. Bonus Shares will effectively act as a discount to the price at which the Company is offering its stock. For more details, including all of the Bonus Shares being offered, see Plan of Distribution. Consequently, the value of shares of investors who pay the full price or are entitled to a smaller amount of Bonus Shares in this Offering will be immediately diluted by investments made by investors entitled to the discount, who will pay less for their stake in the company.

Investors in the company’s Common Stock have assigned their voting rights. In order to subscribe to this offering, each investor will be required to grant an irrevocable proxy, giving the right to vote its shares of Common Stock to the company’s President, Andy Green. This irrevocable proxy will limit investors’ ability to vote their shares of Common Stock until the events specified in the proxy, which include the company’s IPO or acquisition by another entity, which may never happen.

Investors will hold minority interests in the company. Prior to the commencement of this Regulation A offering the company has already issued 26,306,254 shares of its Common Stock. Investors will hold minority interests in the company and will not be able to direct its operations.

Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment. Investors in this offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. See “Plan of Distribution.” The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC’s Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

Risks related to forum selection and jury waivers

The Subscription Agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor. As part of this investment, each investor will be required to agree to the terms of the subscription agreement included as Exhibit 4.1 to the Offering Statement of which this Offering Circular is part (the “Subscription Agreement”). In the agreement, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. The company believes that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Although we believe the provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes, may increase investors’ costs of bringing suit and may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, the company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business, financial condition or results of operations.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the Subscription Agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the Subscription Agreement. Investors in this offering will be bound by the Subscription Agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the Agreement, including any claims made under the federal securities laws. By signing the Agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor’s jury trial rights following consultation with the investor’s legal counsel.

If the company opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To the company’s knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, the company believes that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreement, by a federal or state court in the State of Delaware. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within an agreement is sufficiently prominent such that a party knowingly, intelligently, and voluntarily waived the right to a jury trial. The company believes that this is the case with respect to the Subscription Agreement. You should consult legal counsel regarding the jury waiver provision before entering into the Subscription Agreement.

If you bring a claim against the company in connection with matters arising under the Subscription Agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the company. If a lawsuit is brought against the company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the Agreement with a jury trial. No condition, stipulation or provision of the Subscription Agreement serves as a waiver by any holder of the company’s securities or by the company of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, when the shares are transferred, the transferee is required to agree to all the same conditions, obligations, and restrictions applicable to the shares or to the transferor with regard to ownership of the shares, that were in effect immediately prior to the transfer of the shares, including but not limited to the Subscription Agreement.

DILUTION

Dilution means a reduction in value, control or earnings of the shares the investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their “sweat equity” into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because all the shares are worth the same amount, and you paid more than earlier investors for your shares.

The following table demonstrates the price that new investors are paying for their shares with the effective cash price paid by existing shareholders as result of the reorganization of the company into a Delaware corporation in 2023. This method gives investors a better picture of what they will pay for their investment compared to the company’s existing stockholders.

Class of Securities	Dates Issued	Issued Shares	Potential Shares	Total Issued and Potential Shares	Effective cash price per share
Common Stock	2023	24,567,018		24,567,018	$0.094
Common Stock	2024	531,996		531,996	$2.82

Total Common Share Equivalents		25,099,014	0	25,099,014	$0.28

Investors in this Offering
Common Stock (1)			5,333,333	5,333,333	$3.75

Total after inclusion of this offering		25,099,014	5,333,333	30,432,347	$0.86

(1) Assumes a fully subscribed offering without inclusion of Bonus Shares

Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the company. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

●	In June 2022 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

●	In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

●	In June 2023 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the “down round”). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a “discount” to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a “price cap” on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a “down round” the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

PLAN OF DISTRIBUTION AND SELLING SECURITYHOLDERS

Plan of Distribution

The company is offering up to 5,333,333 shares of Common Stock, plus up to 1,973,334 additional shares of Common Stock eligible to be issued as Bonus Shares to investors based upon an investor’s investment level as described in this Offering Circular. No additional consideration will be received by the company for the issuance of Bonus Shares and the company will absorb the cost of the issuance of the Bonus Shares. The company has engaged StartEngine Primary, LLC (“StartEngine Primary”) as its placement agent to assist in the placement of its securities in those states it is registered to undertake such activities, including soliciting potential investors on a best efforts basis. As such, StartEngine Primary is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act. StartEngine Primary is under no obligation to purchase any securities or arrange for the sale of any specific number or dollar amount of securities. Persons who desire information about the offering may find it at www.startengine.com. This Offering Circular will be furnished to prospective investors via download 24 hours per day, 7 days per week on the startengine.com website.

StartEngine Primary, LLC will comply with Lock-Up Restriction required by FINRA Rule 5110I(1), not selling, transferring, assigning, pledging, or hypothecating or subjecting such to any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities commission for a period of 180 days beginning on the date of commencement of sales of the public equity offering with respect to the Securities Commission, unless FINRA Rule 5110(e)(2) applies. Pursuant to FINRA Rule 5110(g), StartEngine Primary will not accept a securities commission in options, warrants or convertibles which violates 5110(g) including but not limited to (a) is exercisable or convertible more than five years from the commencement of sales of the public offering; (b) has more than one demand registration right at the issuer’s expense; (c) has a demand registration right with a duration of more than five years from the commencement of sales of the public offering; (d) has a piggyback registration right with a duration of more than seven years from the commencement of sales of the public offering(e) has anti-dilution terms that allow the participating members to receive more shares or to exercise at a lower price than originally agreed upon at the time of the public offering, when the public shareholders have not been proportionally affected by a stock split, stock dividend, or other similar event; or (f) has anti-dilution terms that allow the participating members to receive or accrue cash dividends prior to the exercise or conversion of the security.

Commissions, Discounts, Expenses and Fees

The following table shows the maximum discounts, commissions, and fees payable to StartEngine Primary in connection with this offering by the company:

StartEngine processing fee paid by investors to StartEngine (1)	$600,000
StartEngine commission paid by the company to StartEngine (2)	$600,000
Common Stock issued to StartEngine (approximate value) (3)	$400,000
StartEngine out of pocket expenses paid by the company (4)	$20,000

(1)	Investors will be required to pay directly to StartEngine Primary a processing fee equal to 3% of the investment amount at the time of the investors’ subscription. This fee will be refunded in the event the company does not close on any investments within three years from this offering being qualified by the Commission or the date at which the offering is earlier terminated by the company in its sole discretion.

(2)	StartEngine Primary will receive commissions paid by the company of 3% of the offering proceeds.

(3)	StartEngine Primary will be issued shares of Common Stock equal to 2% of the gross proceeds raised in this offering (excluding Bonus Shares), rounded to the nearest whole share. Assuming the company raises the maximum amount in this offering, StartEngine Primary would receive 106,666 shares of Common Stock valued at $200,000 .

(4)	The company will also pay $20,000 to StartEngine Primary for out of pocket accountable expenses paid prior to commencing. This fee will be used for the purpose of coordinating filings with regulators and conducting a compliance review of the company’s offering. Any portion of this amount not expended and accounted for will be returned to the company.

Bonus Shares and Perks

Certain investors in this Offering are eligible to receive additional shares of Common Stock (effectively a discount) for no additional consideration paid (“Bonus Shares”). Investors who purchase shares of Common Stock are eligible to receive Bonus Shares based on the amount of their investment, their status as a current stockholder, if they made an indication of interest prior to the commencement of this Offering, or are eligible to receive the StartEngine Venture Club Bonus. Investors will not be required to provide additional consideration, whether cash or non-cash, in order to receive Bonus Shares.

For example, if you are eligible for a 10% bonus and buy 100 shares of Common Stock at $3.75 per share, you will receive 110 shares of Common Stock for that purchase price of $375. Fractional shares will not be distributed, and share bonuses will be determined by rounding down to the nearest whole share.

Loyalty Bonus | 5% Bonus Shares

Prior investors in ACME AtronOmatic and MyRadar Subscribers are eligible for 5% Bonus Shares.

Testing the Waters Reservations Page Bonus | 5% Bonus Shares

Investors that made indications of interest during the Testing the Waters Page are eligible for 5% Bonus Shares.

Volume-Based Perks

Tier 1

Invest $1,000+ and receive MyRadar T-shirt & subscription (worth $29/yr).

Tier 2

Invest $5,000+ and receive MyRadar hat and mug plus 3% Bonus Shares.

Tier 3

Invest $10,000+ and receive Zoom call with the company’s founder and executive team along with a MyRadar umbrella and 5% Bonus Shares.

Tier 4

Invest $15,000+ and receive a SatelliteSelfie(tm), a picture over your house from the first operational satellite (your face will not be visible in the photo but it will be taken at a time and date where you can go out in your front yard and look up), along with a MyRadar rain jacket and 7% Bonus Shares.

Tier 5

Invest $20,000+ and receive personalized video weather forecasts for your location done by our meteorologist and 9% Bonus Shares.

Tier 6

Invest $30,000+ and receive your name inscribed on the satellite and 11% Bonus Shares.

Tier 7

Invest $50,000+ and receive dinner with the founder and executive team, including domestic airfare and hotel to Orlando along with 13% Bonus Shares.

Tier 8

Invest $75,000+ and receive an invitation to watch a US-based launch with the founders. Includes first class (domestic) airfare and hotel along with 15% Bonus Shares.

Tier 9

Invest $100,000+ and have a satellite named after you (Limited to 150, since there are only 150 planned satellites) along with 17% Bonus Shares.

The 10% StartEngine Venture Club Bonus

ACME AtronOmatic will offer 10% additional Bonus Shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Venture Club Bonus.

This means eligible StartEngine Venture Club participants will receive a 10% bonus for any shares they purchase in this offering. This 10% Bonus is only valid during the investor’s eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested. Eligible investors will also receive the Venture Club Bonus, the Loyalty Bonus, and the Testing the Waters Bonus in addition to the aforementioned bonus.

TAX CONSEQUENCES FOR RECIPIENT (INCLUDING FEDERAL, STATE, LOCAL AND FOREIGN
INCOME TAX CONSEQUENCES) WITH RESPECT TO THE INVESTMENT PURCHASE PACKAGES ARE THE SOLE RESPONSIBILITY OF THE INVESTOR. INVESTORS MUST CONSULT WITH THEIR OWN PERSONAL ACCOUNTANT(S) AND/OR TAX ADVISOR(S) REGARDING THESE MATTERS.

Forum Selection Provision

The subscription agreement that investors will execute in connection with the offering includes a forum selection provision that requires any claims against the company based on the subscription agreement to be brought in a state or federal court of competent jurisdiction in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Although we believe the provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. The company has adopted the provision to limit the time and expense incurred by its management to challenge any such claims. As a company with a small management team, this provision allows its officers to not lose a significant amount of time travelling to any particular forum so they may continue to focus on operations of the company. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

Jury Trial Waiver

The subscription agreement that investors will execute in connection with the offering provides that subscribers waive the right to a jury trial of any claim they may have against us arising out of or relating to the agreement, other than claims arising under federal securities laws. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law. In addition, by agreeing to the provision, subscribers will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations promulgated thereunder.

USE OF PROCEEDS TO ISSUER

The table below sets forth our estimated use of proceeds from the common shares being offered in this offering circular.

Because the offering is a “best efforts” offering with no minimum except for the individual investor minimum, we may close the offering without sufficient funds for all the intended purposes set out below.

During the course of the offering, the company may issue Bonus Shares as described under “Plan of Distribution.” The issuance of Bonus Shares does not affect the potential proceeds that may be received by the company.

	$5 Million Raise	$10 Million Raise	$15 Million Raise	$20 Million Raise
Offering Proceeds
Gross Proceeds	$5,000,000	$10,000,000	$15,000,000	$20,000,000
Offering Expenses (1)	$260,000	$435,000	$610,000	$785,000
Investor Fee	$175,000	$350,000	$525,000	$700,000

Total Proceeds Available for Use	$4,565,000.00	$9,215,000.00	$13,865,000.00	$18,515,000.00

Estimated Expenses
Research & Development	$520,312.50	$1,040,625.00	$1,560,937.50	$2,081,250.00
General & Administrative	$2,923,925.00	$5,878,930.00	$8,834,675.00	$11,790,050.00
Sales & Marketing	$1,040,625.00	$2,081,620.00	$3,121,875.00	$4,162,500.00

Total Expenditures	$4,484,862.50	$9,001,175.00	$13,517,487.50	$18,033,800.00

Working Capital Reserves	$80,137.50	$213,825.00	$347,512.50	$481,200.00

(1)	Includes fixed fees of $85,000 to cover legal, accounting, and Edgarization expenses of the offering in addition to any commissions owed.

The company reserves the right to change the above use of proceeds if management believes it is in the best interests of the company.

THE COMPANY’S BUSINESS

Overview

We founded the company in 2009 in order to develop software that better anticipates weather and environmental threats. The company was originally founded as ACME AtronOmatic, LLC, a Florida limited liability company. In 2023, we reorganized as a Delaware corporation. ACME AtronOmatic is known for its innovative and user-friendly MyRadar app, available for iOS, Android, Windows, and Xbox. The app features cutting-edge data visualizations and alerting platform that cater to a wide range of users, including outdoor enthusiasts, travelers, general consumers, and business consumers. The app acts as a distribution platform for all the company's data and services and is the foundation for its expansion towards offering Software as a Service (SaaS) applications and space-based earth observational data to prosumers, small businesses and enterprise. The company has recently completed launches and is preparing for additional launches of its own proprietary satellites into low earth orbit (LEO) in order to offer innovative and proprietary earth observational data to its users through the MyRadar platform.

We believe we are positioned to serve a currently-underserved segment within this market by delivering data and services through a consumer-friendly platform. We aim to provide an accessible, seamless pathway to data and services through the MyRadar app that can optimize business operations, reduce risk, and help mitigate the impacts of adverse weather conditions. Businesses need more effective ways to integrate weather and climate intelligence into their workflows such that they can truly benefit from the knowledge and optimize their operations.

Principal Products and Services

As noted above, the company’s principal product is its MyRadar app. Weather and climate disasters are on the rise. The United States suffered 28 separate billion-dollar disasters in 2023 alone. Everyday people need modern tools to help them navigate the weather and to plan ahead for impending severe weather events, and while there is a considerable amount of data and technology being brought to bear, consumers and businesses need effective tools to help digest all this information to turn it into actionable insights and direct guidance. We believe MyRadar has excelled at this task for the last decade, and we're seeking to continue our innovation by bringing advanced orbital sensors combined with artificial intelligence to keep up the pace in providing services that users need to help them optimize their lives and business operations.

For over a decade, MyRadar has created innovative features, data visualizations and alerting services. The company is continuing to expand on those features and services, and our anticipated satellite constellation can be a huge part of that. MyRadar already provides an enormous list of features and services for end users - from basic day-to-day storm awareness, to rain alerts, and information about heat extremes, smoke and air quality conditions, wildfires, earthquakes, and tropical cyclones, just to name a few. We have released RouteCast, our proprietary road weather forecast system that predicts not just the weather along your route, but also the surface conditions and delay risks associated with the trip.

This level of granularity provides value not just for the everyday driver, but the professional hauler, as well. The company is integrating this feature with our CarPlay, Android Auto, and Android Automotive apps, but we are also wrapping it into services that are specifically geared for small and large businesses managing fleets of vehicles that move about our system of roads. Weather and vehicle tracking are all in one place, integrated seamlessly with existing logistics and operations packages.

The company is also developing new features for MyRadar utilizing the latest breakthroughs in AI, such as natural language models, augmented reality, and virtual reality. Additionally, we are curating a suite of tools that will empower individuals to navigate their lives and businesses more effortlessly.

AI Capabilities

Our existing technology utilizes artificial intelligence as part of its rain prediction algorithms to more accurately predict rain for our nowcast product. This is unique to the company and is protected by patent 11,561,326. When used, the technology allows for correction of the biases of an advection-based nowcast and allows for growth and decay.

In furtherance to the technologies being developed and deployed, a significant investment in research and development of AI models and algorithms are being engineered and created to enhance the information delivered to the MyRadar app.

The company’s HORIS satellite platform, under development with support from the National Oceanic and Atmospheric Administration (NOAA), incorporates AI for tasks including scene classification, super-resolution imaging, and radiative transfer calculations for atmospheric composition correction. These technologies improve the precision and utility of the data collected by our satellites, facilitate miniaturization, and allow them to send alerts based on data processed onboard. The company also utilizes AI for image to text translation and implement language models to facilitate efficient communication between our orbital systems and ground stations.

In addition to the satellite constellation, advanced AI and machine learning technologies are being developed across multiple facets of our proprietary weather forecasting and satellite data processing technologies.

As part of the company’s work with the US Navy, we are using convolutional neural networks for bias correction in short-term weather forecasts and for data fusion, combining observational and model data into cohesive forecast products. This integration enhances the reliability and accuracy of our forecasts. In addition, we apply machine learning techniques such as lasso regression and random forests for multi-class classification of road conditions and regression analysis for road temperature forecasts. These technologies are critical for real-time, accurate assessments of road conditions like those provided today by the MyRadar app.

Product Statistics

Downloads: 60 million

Active Users: over 15 million annually

Paid Subscribers: over 301,000

Revenue Generation

MyRadar has both a paid subscription and a free version of the app. The company has seen steady growth in free and paid users since its inception.

We believe that with the planned rollout of additional services related to our satellite constellation, we will be able to enhance the core data products in the MyRadar app - thereby increasing accuracy – and creating an additional product line of high-value remote sensing data and services, potentially allowing us to provide unique and proprietary services to enterprise customers, government institutions and defense agencies.

Recent Developments

We successfully launched 3 of our engineering prototype satellites in May of 2022 aboard Rocket Lab’s “There And Back Again” mission. Communications were established and imagery and data were sent back to Earth, validating the engineering process and the basic platform. We also successfully completed a Phase I STTR contract for AFWERX and demonstrated the ability to detect plasmas like those resulting from hypersonic missiles. This technology will be integrated into MyRadar’s satellite constellation for orbital detection, and has civilian use cases for monitoring hazard phenomena and emissions from the Earth’s surface impacting climate change. We are currently in discussions with the United State Air Force for an additional Phase I contract that is subject to final approval by the Air Force.

In 2023 we have successfully completed our Phase I SBIR grant with NOAA to build and test an engineering prototype of our HORIS constellation satellite. HORIS stands for “Hyperspectral Orbital Remote Imaging Spectrometer. Each satellite is a 10 centimeter cube, and is equipped with a high-resolution visible light camera, near-infrared hyperspectral camera, and a thermal imager. HORIS is intended to speed the detection of wildfires, allowing for improved mitigation efforts as part of NOAA’s Orbital Wildfire Resilience (OWR) project. We were awarded a Phase 2 SBIR grant with NOAA in 2023 for OWR. We were also chosen as an Early Access Partner by Google to provide our AI-driven road weather prediction feature using their new Android Automotive platform, soon to be available in vehicles by Ford, GM, Volvo, Porsche, and others. This will complement our Apple CarPlay and Android Auto apps, as a native experience that runs right in the car without a phone.

Additionally, we were selected for a Phase I STTR contract with the Navy to apply our patented nowcasting technology to cloud cover prediction. This project has since advanced into the Phase I Option period and has been selected for funding for a Phase II contract with discussions continuing before final acceptance. Once complete, in addition to selling this data service to the Navy, it will help us offer unique products not found with other weather providers – better cloud prediction for aviation, done use, solar power optimization, skygazing, agriculture, and other applications. Most recently, we have been selected for and are entering contract negotiations for an additional Phase I SBOR contract by AFWERX for hypersonics data compression and research.

Market

The Software as a Service (SaaS) sector, valued at $237 billion in 2022, is anticipated to reach $908 billion by 2030. Advances in artificial intelligence and commercial space technologies, some of which are championed by MyRadar, present an agile and innovative company like ours with the opportunity to offer pioneering products and services. As a top 5 weather app in the Weather category on the iOS app store, we’ve built a loyal following of customers who find incredible value in the services we provide. Our app user base continues to grow, and our subscriber count climbs along with it as users see the benefit of supporting our company.

Competition

In the consumer market, our competitors include the traditional weather information service providers like The Weather Channel, Accuweather, and others. We believe our patented technology and alerting capabilities allow us to offer higher accuracy and reduced latency on weather alerts and other services.

Intellectual Property

The company’s intellectual property is a key differentiator from competitors in its market. The following table sets out the patents and applications received and filed by the company:

JURIS	TITLE	STATUS	APP. NO.	APP. DATE	PAT. NO.	PATENT DATE
US	System and Method for Generating Accurate Hyperlocal Nowcasts	Patented	16 /414,898	May 17, 2019	11,561,326	January 24, 2023
US	Methods and Devices for Earth Remote Sensing Using Stereoscopic Hyperspectral Imaging in the Visible (VIS) and Infrared (IR) Bands	Patented (two divisional)	16 /925,164	July 9, 2020	11,532,155 11,854,256	December 20, 2022 December 26, 2023
US	Method for Determining Ocean Surface Winds from Synthetic Aperture Radar Satellite Data	Pending	18 /066,406	December 15, 2022
US	Polarimetric Light Field Imaging System for Standoff Characterization	Pending	63 /472,639	June 13, 2023
US	Method and Device for Onboard AI Analysis of Hyperspectal Datacubes for Low Bandwidth Alerting and Interactive Communication	Pending

Employees

The company currently utilizes a team of 39 people, with 35 employed full time, and four engaged as contractors.

Litigation

The company is not involved in any current or pending litigation matters.

THE COMPANY’S PROPERTY

The company does not own any significant real property. The company leases 7,646 square feet of office space at 111 West Jefferson Street, Orlando, Florida, which serves as its headquarters. The lease renews on August 1, 2024.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this Offering Circular. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Results of Operations

Fiscal Year Ended December 31, 2023 Compared with the Year Ended December 31, 2022

Net Revenues

For the year ended December 31, 2023, the company generated net revenues of $8,954,131 compared to net revenues of $8,195,946 for the year ended December 31, 2022. This represents a year-over-year increase of $758,185, or approximately 9.2%. Net revenues consist of the gross revenues received from the subscriptions or in app purchases on the MyRadar app, as well as revenues from government contracts, reduced by amounts owed as a result of those revenues to the digital vendors of the MyRadar app.

While the company generates revenue through advertisements within its free MyRadar app, that advertising revenue is subject to significant reductions due to digital vendors as a result of their distribution policies.

For the 2023 fiscal year, the company’s net revenue composition was as follows:

Net Revenue Source	Amount
Advertising revenue	$3,539,283
Subscription revenue	$4,380,258
Data sales	$599,638
Federal contracts	$380,600

In the past few years, the company has emphasized its subscription app, which allows for steadier, recurring revenue. Retention on monthly subscriptions averages 93% month over month for the 12 month period ending December 31, 2023, and on annual subscriptions it averages 63% year over year for the 12 month period ending December 31, 2023.

Operating Expenses

Operating expenses consist of general and administrative expenses, such as employee compensation, research and development associated with new products and improvements to existing products, and sales and marketing expenses. During the 2023 fiscal year, our operating expenses increased to $9,992,214 compared to $7,927,405 in fiscal year 2022. The main driver of the increase was an increase in our sales and marketing expenses from $958,221 to $2,286,497 associated with the promotion of our offering under Regulation Crowdfunding and promotion of the subscription version of MyRadar. In addition, our Research & Development expenses increased from $1,423,982 to $2,002,657 as we continued development of features associated with the MyRadar app and upcoming satellite launch.

Liquidity and Capital Resources

As of December 31, 2023 Compared with December 31, 2022

Assets

The vast majority of the company’s assets are current assets rather than fixed or long-term assets. As of December 31, 2023, the company held cash and cash equivalents valued at $209,320. In addition, we recorded accounts receivable, representing amounts due from digital vendors providing the MyRadar app, of $837,512. This is a significant increase from December 31, 2022, of accounts receivable of $149,806 as a result of a change in the manner we tracked accounts receivable that will carry forward into the future.

As a result, the company’s assets as of December 31, 2023 was $1,076,487 compared to $438,399 as of December 31, 2022.

Liabilities and Outstanding Debts

As of December 31, 2023, the company’s current liabilities were mostly associated with the day-to-day operation of the company, composed of accounts payable, credit card expenses, and a lines of credit to smooth out the company’s cash flow requirements.

The company entered into a line of credit with a lender. The first line of credit was entered into in fiscal year 2022 and allows for borrowing up to $167,265 at an interest rate of 1.85%. As of December 31, 2023 and December 31, 2022, the outstanding balance on this line of credit was $57,281 and $64,313, respectively.

The company has also borrowed funds directly from its CEO in fiscal year 2023 in an undocumented loan. The loan is interest-free, with a principal amount of $34,054. As of December 31, 2023, the outstanding balance on this line of credit was $34,054.

The company has also received financing from a lender that was originally issued in 2021. The company reorganized the loan in January 2023, increasing the amount of the lending facility available. As of December 31, 2023 the current portion of that loan was recorded as $57,416 compared to $276,959 as of December 31, 2022, with the non-current portion recorded as $249,885 as of December 31, 2023 compared to $355,681 compared to December 31, 2022.

As a result of the foregoing, the company recorded total liabilities of $846,498 as of December 31, 2023 compared to $863,297 as of December 31, 2022.

During 2024, the company has entered into additional financing arrangements for access to cash to support its operations. On May 3, 2024, the company entered into a forward financing agreement, receiving $315,000 against the company’s future accounts receivable. This agreement includes pre-determined payback amounts ranging from $378,000 to $441,000 based on the company’s repayment timeline. Additionally, the company borrowed $250,000 on a loan agreement that included origination fees of $7,500, and repayment on weekly installments of $5,145 per week for 58.8 weeks.

Previous Offerings of Securities

During the 2023 fiscal year, the company initiated an offering under Regulation Crowdfunding for sales of its Common Stock. Between the offering launch on July 18, 2023 and its close in Q1 2024, the company raised approximately $4.98 million, and after fees, received a net distribution of $4.16 million, resulting in the issuance of 1,738,902 shares of Common Stock.

Trend Information

The company is currently in the growth stage and generating revenue. With the increased emphasis on subscription based revenues through the MyRadar app, management hopes to see increased revenues going forward. There is no certainty that we will be able to significantly increase subscribers. Additional revenue channels may open up to the company following the launch of its HORIS satellite-based earth observation platform. When the data received from HORIS comes online, we believe there will be new demand from government and enterprise customers.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table sets out the company’s officers and directors as of the date of this offering circular. All of the officers and directors work with the company on a full-time basis.

Name	Position	Age	Term of Office (if indefinite, give date appointed)	Full Time/Part Time
Executive Officers: Directors:
Andrew Green	President, Chief Executive Officer	55	2009 until present.	Full time
Sarvesh Garimella	Chief Technology Officer	34	2019 until present	Full time
Chandler Heitmann	Chief Operating Officer	30	2023 until present	Full time
Directors:
Andrew Green	Director	50	2009 until present
Key Employees
Jason Weinberger	VP of Weather Data Sales	47	2023 until present	40
David Ryglicki	Principal Scientist	41	2022 until present	40

Andrew Green, Founder, CEO and Director

Andy Green is the founder and CEO of ACME AtronOmatic, founding the company in 2009 following years of experience in technology and information services. In 1989, Andy started one of the world’s first public-access Internet service providers, Intelecom Data Sysems Inc. The service pioneered the use of modern Internet access technologies commonly used today, including Internet over Cable TV networks and Internet over DSL lines. The service was sold in 1998. In 2000, Green formed an Internet-based aviation information services company, Aviation Data Systems, which evolved into a software and services company that is today known as ACME AtronOmatic, Inc. The company’s primary product is the popular MyRadar weather and environmental information app. For his efforts in advancing weather and environmental awareness, Green was nominated Weatherperson of the Year in December 2020 by the Federal Alliance for Safe Homes, for his leadership in promising disaster safety and resilience.

Sarvesh Garimella, Chief Technology Officer

Dr. Sarvesh Garimella serves as the company’s Chief Technology Officer and works at the interface of artificial intelligence, atmospheric science, and instrument development. He oversees the research and innovation efforts for the company’s MyRadar app to create novel capabilities and products. With a background in planetary science and environmental engineering as an undergraduate at Caltech (BS ’11), his graduate career focused on clarifying the role of anthropogenic emissions of particulate matter on clouds and climate. He was awarded a masters in Atmospheric Science (SM ’14) and doctorate in Climate Physics and Chemistry at MIT (PhD ’16), where his research focused on developing the Spectrometer for Ice Nuclei and representing the microphysical underpinnings of ice cloud formation in global climate models with a machine learning approach. As part of his past affiliation with the MIT Center for Global Change Science, his studies also examined the policy implications of this research from both a climate and human health perspective.

Chandler Heitmann, Chief Operating Officer

Chandler Heitmann, currently serves as the company’s Chief Operating Officer. Chandler is a Florida native, graduated from Florida State University with a degree in Criminology. After completing her education, she returned to her hometown of Naples, FL, where she helped manage a successful political mayoral campaign. In 2016, Chandler transitioned to the sports industry by joining the Orlando Magic, where she served as a Premium Guest Service Representative & Corporate Office Guide. As of October 2018, she has been working for MyRadar and started as the Executive Assistant to the CEO, with a primary focus on managing the CEOs day to day responsibilities in areas such as operations, human resources, billing and other administrative tasks. Her dedication and capabilities led to her promotion to the position of Chief Operating Officer. In this role, she assumes the responsibility of overseeing all operational aspects of the company while maintaining a close partnership with the CEO.

Jason Weinberger, VP of Weather Data Sales

Jason Weinberger joined the company in 2023 and serves as the VP of Weather Data Sales. Prior to ACME AtronOmatic, Jason was a sales leader on the Xweather team with Vaisala, where he served as Head of Weather Sales and Solutions from January 2022 to June 2023, and Business Area Manager from 2017 until his promotion to Head of Weather Sales. Prior to that, Jason served as National Sales Manager for In-Situ, and held sales management roles with other businesses as well. In these roles, Jason helped deliver multi-million-dollar revenue growth through sales planning, process optimization, and disciplined execution. From those and previous roles, and his work with the company, Jason has shown himself to be a seasoned sales strategist. Jason received his MBA with a focus on Marketing from the University at Albany in 2000.

David Ryglicki, Principal Scientist

David Ryglicki services as the Principal Scientist with the company, a position he has held since 2022. Prior to his role with the company, Dr. Ryglicki worked for the federal government for 10.5 years, with the majority of those years in service to the United States Navy as an employee of both the Fleet Numerical Meteorology and Oceanography Center (FNMOC), from 2011 to 2015, and the Naval Research Laboratory (NRL) in Monterey, CA, from 2015 to 2021. His major accomplishments at FNMOC include the successful transition of the new NAVGEM ensemble forecast system, including all operational scripting and post-processing while supervising a contractor to handle the verification analyses, and developing tactical decision aids for warfighter support of various field campaigns such as the Syrian civil war and asset retrievals in foreign seas. He moved to NRL in 2015 as a National Research Council postdoctoral scholar and was subsequently promoted to full-time federal employment again as a Meteorologist in 2017. His work primarily encompasses tropical cyclones (discovering a new pathway to rapid intensification in hostile environmental conditions) and development of the Navy’s next-generation NWP model, NEPTUNE, using novel spectral element methods. With ACME AtronOmatic, he has developed AI/ML models to perform bias correction, single-image super resolution tasks, and spectral classification.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2023 we compensated our three highest-paid directors and executive officers as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Andrew Green	CEO	$400,000	-	$400,000
Sarvesh Garimella	CTO	$300,000	-	$300,000
Chandler Heitmann	COO	$150,000	-	$150,000

For the fiscal year ended December 31, 2023, our sole director did not receive any compensation for his services solely as a director of the company.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table displays, as of May 31, 2024, the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 10% of any class of our capital stock, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 10% of any class of our capital stock:

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Andrew Green, c/o ACME AtronOmatic, Inc., 111 W. Jefferson St. Suite 200, Orlando, FL 32801	21,700,000 shares of Common Stock	--	86.46%

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The company has also borrowed funds directly from its CEO in fiscal year 2023 in an undocumented loan. The loan is interest-free, with a principal amount of $34,054. As of December 31, 2023, the outstanding balance on this line of credit was $34,054.

SECURITIES BEING OFFERED

The company is offering Common Stock to investors in this offering. As such, under this Offering Statement, of which this Offering Circular is part, the company is qualifying up to 5,333,333 shares of Common Stock, plus up to 1,973,334 shares of Common Stock to be issued as Bonus Shares. The shares of Common Stock will be subject to an irrevocable proxy whereby all voting rights will be held by the company's President, Andrew Green.

The following description summarizes important terms of the company’s capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of the company’s Certificate of Incorporation and its Bylaws, copies of which are filed as exhibits to the Offering Statement of which this Offering Circular is a part. For a complete description of the company’s capital stock, you should refer to its Certificate of Incorporation and its Bylaws, and applicable provisions of the Delaware General Corporation Law.

The company’s authorized capital stock consists of 37,000,000 shares of Common Stock, no par value per share.

As of May 31, 2024, the outstanding shares of the company included:

●	25,099,014 shares of Common Stock.

Common Stock

The company has authorized 37,000,000 shares of Common Stock. As of May 31, 2024, 25,099,014 shares of Common Stock are outstanding.

Voting Rights

Each holder of Common Stock has the right to one vote per share of Common Stock and be entitled to notice of any stockholders’ meeting in accordance with the Bylaws of the corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law. The full subscription agreement appears as Exhibit 4 to the Offering Statement of which this Offering Circular forms a part.

Election of Directors

Elections of directors don’t need to be by written ballot unless the Bylaws of the Corporation shall so provide.

Dividend Rights

Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the company legally available therefor, such dividends as may be declared from time to time by the Board of Directors; provided, however, that in the event that such dividends are paid in the form of shares of Common Stock or rights to acquire Common Stock, the holders of shares of Common Stock shall receive shares of Common Stock or rights to acquire shares of Common Stock, as the case may be.

Liquidation Rights

In the event of any Liquidation Event, whether voluntary or involuntary, the entire assets and funds of the Corporation legally available for distribution will be distributed among the holders of the Common Stock pro rata based on the number of shares of Common Stock held by each.

Other Rights

The Common Stock is not redeemable by any holder thereof.

Stockholder Agreement

The company’s CEO and founder, Andy Green, and the company’s CTO, Sarvesh Garimella have entered into a Stockholder Agreement. Investors in this offering will not be subject to the Stockholder Agreement. This agreement is included as Exhibit 3.1 to this Offering Statement of which this Offering Circular is part.

Irrevocable Proxy

By subscribing to this offering, investors grant an irrevocable proxy to the company’s President to (i) vote all securities held of record by the investor (including any shares of the company’s capital stock that the investor may acquire in the future), (ii) give and receive notices and communications, (iii) execute any written consent, instrument or document that the President determines is necessary or appropriate at the President’s complete discretion, and (iv) take all actions necessary or appropriate in the judgment of the President for the accomplishment of the foregoing. The proxy will survive the death, incompetency and disability of an individual investor and, if an investor is an entity, will survive the merger or reorganization of the investor or any other entity holding the shares of our Common Stock. The proxy will also be binding upon the heirs, estate, executors, personal representatives, successors and assigns of an investor (including any transferee of the investor). Any transferee of the investors party to the subscription agreement must agree to be bound by the terms of the proxy. The proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of our Common Stock or the effectiveness of a registration statement under the Exchange Act covering our Common Stock.

ONGOING REPORTING AND SUPPLEMENTS TO THIS OFFERING CIRCULAR

We will be required to make annual and semi-annual filings with the SEC. We will make annual filings on Form 1-K, which will be due by the end of April each year and will include audited financial statements for the previous fiscal year. We will make semi-annual filings on Form 1-SA, which will be due by September 28 each year, which will include unaudited financial statements for the six months to June 30. We will also file a Form 1-U to announce important events such as the loss of a senior officer, a change in auditors or certain types of capital-raising] We will be required to keep making these reports unless we file a Form 1-Z to exit the reporting system, which we will only be able to do if we have less than 300 shareholders of record and have filed at least one Form 1-K.

At least every 12 months, we will file a post-qualification amendment to the Offering Statement of which this Offering Circular forms a part, to include the company’s recent financial statements.

We may supplement the information in this Offering Circular by filing a Supplement with the SEC.

All these filings will be available on the SEC’s EDGAR filing system. You should read all the available information before investing.

FINANCIAL STATEMENTS

ACME AtronOmatic Inc

Audited Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

(Expressed in US Dollars)

INDEPENDENT AUDITORS’ REPORT

To the Board of Members
ACME AtronOmatic Inc

 Orlando, Florida

Opinion

We have audited the consolidated financial statements of ACME AtronOmatic Inc, which comprise the consolidated balance sheets as of December 31, 2023, and 2022, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of ACME AtronOmatic Inc as of December 31, 2023, and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the consolidated financial statements section of our report. We are required to be independent of ACME AtronOmatic Inc and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about ACME AtronOmatic Inc’s ability to continue as a going concern for period of twelve months from the issuance date of this report.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these consolidated financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of ACME AtronOmatic Inc’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about ACME AtronOmatic Inc’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

April 23, 2024

 Los Angeles, California

ACME AtronOmatic Inc

Consolidated Balance Sheets

As of December 31,	2023	2022
(USD $ in Dollars)
ASSETS
Current Assets:
Cash & Cash Equivalents	$209,370	$250,379
Accounts Receivable, net	837,512	149,806
Total current assets	1,046,882	400,185

Other long term asset	15,907	19,089
Property and equipment, net	13,698	19,125
Total assets	$1,076,487	$438,399

LIABILITIES AND MEMBERS' EQUITY
Current Liabilities:
Accounts Payable	$206,418	$35,201
Credit Cards	241,444	131,143
Due to related parties	34,054	-
Current Portion of Loans and Notes	57,416	276,959
Line of Credit	57,281	64,313
Total current liabilities	596,613	507,616

Promissory Notes and Loans	249,885	355,681
Total liabilities	846,498	863,297

Shareholders' Equity
Common stock	2,457	-
Additional paid in capital	2,115,319	-
Subscriptions receivable	(806,692)	-
Shareholder distribution	-	(846,671)
Members' equity	-	45,254
Retained earnings	(1,081,095)	376,519
Total Members' Equity	229,989	(424,898)

Total Liabilities and Members' Equity	$1,076,487	$438,399

 See accompanying notes to financial statements

ACME AtronOmatic Inc

Consolidated Statements of Operations

For the Year Ended December 31,	2023	2022
(USD $ in Dollars)
Net Revenue	$8,954,131	$8,195,946
Cost of Goods Sold	-	-
Gross Profit	8,954,131	8,195,946

Operating Expenses:
General and Administrative	5,703,060	5,545,203
Research and Development	2,002,657	1,423,982
Sales and Marketing	2,286,497	958,221
Total Operating Expenses	9,992,214	7,927,405

Operating Income/(Loss)	(1,038,083)	268,540

Interest Expense	421,728	224,514
Other Loss/(Income)	(2,197)	-
Income/(Loss) before provision for income taxes	(1,457,614)	44,026
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	$(1,457,614)	$44,026

See accompanying notes to financial statements

ACME AtronOmatic Inc

Consolidated Statements of Changes In Stockholders’ Equity

	Members'	Common Stock		Subscription	Additional Paid-	Retained Earnings / Accumulated
	Equity	Shares	Value	Receivable	in Capital	(Deficit)	Total Equity
Balance - December 31, 2021	$(211,316)	$-	$-	$-	$-	$332,493	$121,177
Contributions/Distributions of Capital, net	(590,101)	-	-	-	-	-	(590,101)
Net Income	-	-	-	-	-	44,026	44,026
Balance - December 31, 2022	(801,417)	-	-	-	-	376,519	(424,898)
Contributions/Distributions of Capital, net	(192,945)	-	-	-	-	-	(192,945)
Conversion to C Corporation	994,362	-	-	-	(994,362)	-	-
Issuance of common stock	-	24,567,018	2,457	(806,692)	3,109,681	-	2,305,446
Net Loss	-	-	-	-	-	(1,457,614)	(1,457,614)
Balance - December 31, 2023	$-	24,567,018	$2,457	$(806,692)	$2,115,319	$(1,081,095)	$229,989

See accompanying notes to financial statements

ACME AtronOmatic Inc

Consolidated Statements of Cash Flows

For the Year Ended December 31,	2023	2022
(USD $ in Dollars)
CASH FLOW FROM OPERATING ACTIVITIES
Net income/(loss)	$(1,457,614)	$44,026
Adjustments to reconcile net income / (loss) to net cash used in operating activities:
Depreciation Expense	10,726	12,347
Amortization Of Loan Costs	3,182	3,182
Changes In Operating Assets And Liabilities:
Acccounts Receivable, net	(687,706)	(85,441)
Due From Related Parties	-	-
Prepaids And Other Current Assets	-	4,120
Accounts Payable	171,217	35,201
Credit Cards	110,301	(92,117)
Security Deposit	-	3,182
Net Cash Provided/(Used) By Operating Activities	(1,849,894)	(75,502)

CASH FLOW FROM INVESTING ACTIVITIES
Net Cash Provided By/(Used In) Investing Activities	-	-

CASH FLOW FROM FINANCING ACTIVITIES
Contributon/Distribution of Capital, net	2,115,319	(593,283)
Borrowing on Promissory Notes and Loans, net of payments	(306,434)	163,617
Net Cash Provided By/(Used In) Financing Activities	1,808,885	(429,666)

Change In Cash and Cash Equivalents	(41,009)	(505,168)
Cash—Beginning of the Year	250,379	755,547
Cash—End of the Year	209,370	$250,379

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash Paid During The Year For Interest	$421,728	$224,514

OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES
Conversion Of Shareholder Contributions/Distributions, net to additional paid-in-capital	$992,709	$-

See accompanying notes to financial statements

ACME AtronOmatic Inc

Notes to Consolidated Financial Statements

For Year Ended to December 31, 2023 AND December 31, 2022

1.	NATURE OF OPERATIONS

ACME AtronOmatic Inc. was incorporated on July 7, 2023, in the state of Deleware. The Company is a holding company incorporated to act as the parent of ACME AtronOmatic, LLC, a limited liability company incorporated in the state of Florida on August 18, 2009. On the date of incorporation of ACME AtrnOmatic Inc., all the issued and outstanding shares of the ACME AtronOmatic, LLC were surrendered by the existing shareholders in exchange for 23,333,333 shares in the ACME AtronOmatic Inc. As of December 31, 2023, ACME AtronOmatic Inc. owns 100% of the issued and outstanding shares of ACME AtronOmatic, LLC.

ACME AtronOmatic, LLC is a software development company known for its innovative and user-friendly applications in the fields of weather, climate, and earth observational data. Their primary product, MyRadar®, is a mobile application available for iOS, Android, Windows and Xbox, a cutting-edge data visualization and alerting platform that caters to a wide range of users, including outdoor enthusiasts, travelers, general consumers and business customers.

The app acts as a distribution platform for all of the company’s data and services and is the foundation for its expansion towards offering Software as a Service (SaaS) applications and space-based earth observational data to prosumers, small businesses and enterprise. The company has recently begun launching its own proprietary satellites into low earth orbit (LEO) in order to offer innovative and proprietary earth observational data to its users through the MyRadar® platform.

The Company’s headquarters are located in Orlando, Florida.

2.	summary of SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation

The accompanying consolidated financial statements (which may be referred to as the “financial statement”) are presented on an accrual basis in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

The financial statements of ACME AtronOmatic Inc. (parent) and ACME AtronOmatic, LLC (subsidiary) are consolidated and all significant intercompany transactions and balances have been eliminated in consolidation. The Company has adopted the calendar year as its basis for reporting.

Since the ACME AtronOmatic, LLC (subsidiary) has been in formation and conducting business since 2009 and ACME AtronOmatic, Inc does not have any operations except for to act as a holding company, the comparative consolidated financial statements have been presented based on the premise as if the ACME AtronOmatic Inc. has been in existence since the earliest period presented in these financial statements.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ACME AtronOmatic Inc

Notes to Consolidated Financial Statements

For Year Ended to December 31, 2023 AND December 31, 2022

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company’s cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023 and December 31, 2022, the Company’s cash and cash equivalents did not exceed FDIC insured limits by $0 and $218, respectively.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, restricted cash, accounts receivable, and notes receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable and Allowance for Expected Credit Loss

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management’s evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instrument – Credit Losses.”. This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as Company’s customers are direct consumers and pay at the time of purchase. As of December 31, 2023 and 2022, the Company determined an allowance for expected credit was not material to these financial statements.

Software Development Costs – Externally Sold Software

We capitalize software development costs once technological feasibility is established and we determine that such costs are recoverable against future net sales. We evaluate technological feasibility on a product-by-product basis. Once technological feasibility is established, we capitalize software development costs. Amounts related to software development for which technological feasibility is not yet met are charged as incurred to statement of operations. Commencing upon product release, capitalized software development costs are amortized to "Cost of revenue, service, and hardware used for resale" in our statements of operations based on the ratio of current gross sales to total projected gross sales.

ACME AtronOmatic Inc

Notes to Consolidated Financial Statements

 For Year Ended to December 31, 2023 AND December 31, 2022

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Computer equipment	5 years
Furniture	7 years
Vehicles	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

ACME AtronOmatic Inc

Notes to Consolidated Financial Statements

 For Year Ended to December 31, 2023 AND December 31, 2022

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification (“ASC”) 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1)	Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2)	Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3)	Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of platforms and mobile aps for aviation, weather, and consumer sectors, as well as from advertising.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023 and December 31, 2022 amounted to $2,286,497 and $958,221, respectively, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company’s products are expensed as incurred.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Fair Value of Financial Instruments

The carrying value of the Company’s financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

ACME AtronOmatic Inc

Notes to Consolidated Financial Statements

 For Year Ended to December 31, 2023 AND December 31, 2022

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company’s assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 23, 2024, which is the date the financial statements were issued.

3.	DEBT

The Company entered into a loan agreement with Small Business Administration (“SBA”) in fiscal year 2018. The original borrowing amount on the facility was $517,200. The loan carries a fixed interest rate of 7.5% and the loan is to be repaid in one hundred and twenty monthly installments of $6,167 including principal and interest. The principal balance outstanding on loan as of December 31, 2023 and 2022 is $307,301 and $355,681, respectively. The loan will mature in 2028.

The Company entered into a loan agreement with Mulligan Funding (lender) in the fiscal year 2021. The original loan amount on the facility was $400,000 maturing in September 2023. The loan carries a fixed interest of $96,000 and the loan is to be repaid in fifty equal monthly installments of $9,841 which includes the principal and interest. In January 2023, the Company reorganized the loan agreement with Mulligan Funding, when the principal balance outstanding on the original loan was $221,215, for an extended facility amounting to $702,594 and the outstanding balance on the original loan was rolled into the new loan. The principal outstanding balance on this facility as of December 31, 2023 and 2022 is $19,309 and $276,959, respectively.

The summary of the future maturities of loans is as follows:

As of Year Ended December 31,
2024	$57,416
2025	57,441
2026	61,901
2027	66,706
2028	83,146
Thereafter	-
Total	$326,610

Line of Credits

The Company entered into a Line of Credit agreement during fiscal year 2022. The credit facility allows borrowing up to $167,265. The interest rate is 1.85% plus draw fees of 1.6%. The total outstanding balance as of December 31, 2023, and December 31, 2022, was $30,000, and $64,313, respectively. The entire balance is classified as current.

ACME AtronOmatic Inc

Notes to Consolidated Financial Statements

 For Year Ended to December 31, 2023 AND December 31, 2022

Shareholder loan

During the fiscal year 2023, the Company entered into an interest-free loan with its major shareholder and CEO in the amount of $34,054. The total outstanding balance as of December 31, 2023, and December 31, 2022, was $34,054, and $0, respectively. The entire balance is classified as current.

4.	Related Party

During the fiscal year 2023, the Company entered into an interest-free loan with its major shareholder and CEO in the amount of $34,054. The total outstanding balance as of December 31, 2023, and December 31, 2022, was $34,054, and $0, respectively. The entire balance is classified as current.

5.	Commitments and Contingencies

Contingencies

The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s operations.

6.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023, through April 23, 2024, which is the date the financial statements were available to be issued.

As of April 23, 2024, the Company received proceeds from their crowdfunding campaign in the amount of $1,796,240, net of issuance fees.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

PART III

INDEX TO EXHIBITS

1.1	Placement Agent Agreement with StartEngine Primary, LLC

2.1	Certificate of Incorporation

2.2	Certificate of Amendment to the Certificate of Incorporation

2.3	Bylaws

3.1	Stockholder Agreement

4.1	Subscription Agreement

8.1	Escrow Agreement*

11.1	Consent of Independent Auditor

12.11	Opinion of CrowdCheck Law LLP as to the legality of the securities*

* To be filed by amendment.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Orlando, State of Florida, on June 6, 2024

ACME AtronOmatic, Inc.

By:	/s/ Andrew Green
Name: Andrew Green
Title: Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

/s/Andrew Green

Andrew Green, Chief Executive Officer, principal
financial officer, principal accounting officer, and
Director

 Date: June 6, 2024